EXHIBIT 99.11
                                                                   -------------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------


                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                     June 30, 2005   December 31, 2004
---------------------------------------------------------------------------------------------
                                                             (unaudited)  (restated - note 1)
ASSETS

Current assets
     Accounts receivable                                     $    49,928    $    48,961

Fixed assets
     Property and equipment                                    1,243,417      1,190,552
     Accumulated depletion and depreciation                     (321,190)      (253,506)
---------------------------------------------------------------------------------------------

                                                                 922,227        937,046
Goodwill                                                          45,726         47,244
---------------------------------------------------------------------------------------------

                                                             $ 1,017,881    $ 1,033,251
=============================================================================================

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                $    52,527    $    91,165
     Cash distributions payable to Unitholders                    14,335         12,419
     Current portion of capital lease obligations (note 2)           349          1,785
     Hedging liability (note 7)                                    1,323            214
     Bank indebtedness (note 3)                                       --        267,054
---------------------------------------------------------------------------------------------

                                                                  68,534        372,637

Capital lease obligations (note 2)                                 1,527          7,606
Bank indebtedness (note 3)                                       237,302             --
Convertible debentures (notes 1 and 4)                           133,255        136,433
Asset retirement obligations                                      18,043         17,503
Future income taxes                                              104,295        112,266
---------------------------------------------------------------------------------------------

                                                                 562,956        646,445
---------------------------------------------------------------------------------------------

NON-CONTROLLING INTEREST

Exchangeable shares (note 5)                                       2,401         30,842
---------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY

Unitholders' capital (note 6i)                                   672,792        515,544
Convertible debentures equity component (notes 1 and 4)            6,556          6,764
Contributed surplus                                                1,036          1,036
Accumulated income                                               133,189        102,637
Accumulated cash distributions                                  (361,049)      (270,017)
---------------------------------------------------------------------------------------------

                                                                 452,524        355,964
---------------------------------------------------------------------------------------------

                                                             $ 1,017,881    $ 1,033,251
=============================================================================================

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                        PAGE 2 OF 8

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                     Three              Three                Six                 Six
(thousands of dollars,                           months ended       months ended        months ended        months ended
except for per Unit amounts) (unaudited)        June 30, 2005       June 30, 2004       June 30, 2005      June 30, 2004
----------------------------------------------------------------------------------------------------------------------------
                                                                 (restated - note 1)                     (restated - note 1)
REVENUE

   Petroleum and natural gas                          $  87,476         $    54,181         $   170,685       $  108,017
   Unrealized hedging gain (loss) (note 7)                9,957                 833              (1,109)         (10,224)
   Royalties, net of Alberta Royalty Credit             (16,289)            (10,578)            (32,654)         (21,130)
----------------------------------------------------------------------------------------------------------------------------

                                                         81,144              44,436             136,922           76,663
----------------------------------------------------------------------------------------------------------------------------

EXPENSES

   Operating                                             13,327               8,218              26,357           16,538
   General and administrative                             1,567                 788               3,030            1,634
   Unit-based compensation                                   --               1,036                  --            1,036
   Management fee                                           868                 530               1,675            1,055
   Performance incentive (note 8)                            --               1,500                  --            2,900
   Interest                                               2,332               1,399               4,941            2,677
   Interest and accretion on convertible debentures       3,364               1,992               6,765            4,516
   Depletion, depreciation and accretion                 33,499              20,655              68,265           41,001
----------------------------------------------------------------------------------------------------------------------------

                                                         54,957              36,118             111,033           71,357
----------------------------------------------------------------------------------------------------------------------------

Income before taxes and non-controlling interest         26,187               8,318              25,889            5,306
Future income tax recovery                               (1,000)             (1,767)             (6,101)          (9,542)
Income and capital taxes                                    573                 315               1,303              630
----------------------------------------------------------------------------------------------------------------------------

                                                           (427)             (1,452)             (4,798)          (8,912)
----------------------------------------------------------------------------------------------------------------------------

Net income before non-controlling interest               26,614               9,770              30,687           14,218
Non-controlling interest (note 5)                            77                  --                 135               --
----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                               26,537               9,770              30,552           14,218
Accumulated income, beginning of period
   as previously reported                               106,710              77,957              93,451           73,137
Effect of change in accounting policies (note 1)            (58)              5,090               9,186            5,462
----------------------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated     106,652              83,047             102,637           78,599
----------------------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                     $ 133,189         $    92,817         $   133,189       $   92,817
----------------------------------------------------------------------------------------------------------------------------

Net income per Trust Unit
   Basic and diluted                                  $    0.46         $      0.25         $      0.55       $     0.37

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                        PAGE 3 OF 8

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three               Three               Six                Six
                                                    months ended        months ended       months ended       months ended
(thousands of dollars) (unaudited)                  June 30, 2005       June 30, 2004      June 30, 2005      June 30, 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                     (restated - note 1)                  (restated - note 1)
OPERATING ACTIVITIES

Net income                                            $  26,537         $     9,770         $    30,552       $   14,218
Add (deduct) items not requiring cash:
   Unit-based compensation                                   --               1,036                  --            1,036
   Non-cash performance incentive (note 8)                   --               1,500                  --            2,900
   Future income taxes                                   (1,000)             (1,767)             (6,101)          (9,542)
   Unrealized hedging (note 7)                           (9,957)               (833)              1,109           10,224
   Accretion on convertible debentures                      549                 332               1,100              756
   Depletion, depreciation and accretion                 33,499              20,655              68,265           41,001
   Non-controlling interest                                  77                  --                 135               --
-----------------------------------------------------------------------------------------------------------------------------

Funds from operations                                    49,705              30,693              95,060           60,593
Expenditures on asset retirement                           (330)                (86)               (737)            (148)
Changes in non-cash working capital                     (17,006)             (4,959)            (23,346)         (13,291)
-----------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                    32,369              25,648              70,977           47,154
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Units issued, net of costs (note 6i)                        (85)                112             107,616              228
Increase (decrease) in bank debt                         40,940              25,552             (29,752)          58,739
Reduction of capital lease obligations                   (7,071)                (80)             (7,515)            (158)
Cash distributions to Unitholders                       (46,382)            (27,040)            (89,116)         (52,974)
-----------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities         (12,598)             (1,456)            (18,767)           5,835
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures on property and equipment                  (21,822)            (23,023)            (54,537)         (53,225)
Property acquisitions                                      (185)                 --                (213)              --
Property dispositions                                     2,547                  --               2,581              791
Purchase adjustment of Defiant Energy acquisition           132                  --                (352)              --
Changes in non-cash working capital                        (443)             (1,169)                311             (555)
-----------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                       (19,771)            (24,192)            (52,210)         (52,989)
-----------------------------------------------------------------------------------------------------------------------------

Net change in cash                                           --                  --                  --               --

Cash, beginning of period                                    --                  --                  --               --
-----------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                   $      --         $        --         $        --       $       --
-----------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION

Taxes paid                                            $     864         $       315         $     1,461       $      631
Interest paid                                         $   5,472         $     4,166         $    11,557       $    7,081

see accompanying Notes to Consolidated Financial Statements

ADVANTAGE ENERGY INCOME FUND                                        PAGE 4 OF 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 (unaudited)

All tabular amounts in thousands, except for Units and per Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2004 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2004 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES
     (a) FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE
     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants ("CICA"). The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                                     DECEMBER 31, 2004             DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------
     Current liabilities

       Accounts payable and accrued liabilities                           $    16,570                     $   19,592

     Long-term liabilities
       Convertible debentures                                             $   136,433                     $   91,372
     Unitholders' equity
       Convertible debentures                                             $  (148,450)                    $  (99,984)
       Convertible debentures equity component                            $     6,764                     $    4,726
       Unitholders' capital                                               $   (20,503)                    $  (21,168)
       Accumulated income                                                 $     9,186                     $    5,462

                                                         THREE MONTHS            SIX MONTHS
                                                             ENDED                  ENDED                YEAR ENDED
     STATEMENTS OF INCOME                                JUNE 30, 2004          JUNE 30, 2004         DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------
     Interest and accretion on convertible debentures     $    1,992              $  4,516                $   10,425
-----------------------------------------------------------------------------------------------------------------------

     Net income                                           $   (1,992)             $ (4,516)               $  (10,425)

     Net income per Trust Unit (basic and diluted)        $    (0.01)             $  (0.02)               $   (0.04)

ADVANTAGE ENERGY INCOME FUND                                        PAGE 5 OF 8


     (b) EXCHANGEABLE SHARES
     In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of Advantage, were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004. Non-controlling interest expense of $58,000 was recorded for the three month period ended March 31, 2005, with a corresponding decrease in net income.

2.   CAPITAL LEASE OBLIGATIONS
     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at June 30, 2005 consist of the following:

     2005                                         $     221
     2006                                               443
     2007                                             1,364
------------------------------------------------------------
                                                  $   2,028
     Less amounts representing interest                (152)
------------------------------------------------------------
                                                      1,876
     Current portion                                   (349)
------------------------------------------------------------
                                                  $   1,527
============================================================


3.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $325 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted.

     At June 30, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.4%.

ADVANTAGE ENERGY INCOME FUND                                        PAGE 6 OF 8


4.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 1), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                10.00%           9.00%           8.25%             7.75%           7.50%            TOTAL
---------------------------------------------------------------------------------------------------------------------------
     Issue Date              Oct. 18, 2002   Jul. 8, 2003    Dec. 2, 2003     Sept. 15, 2004  Sept. 15, 2004
     Maturity Date           Nov. 1, 2007    Aug. 1, 2008    Feb. 1, 2009      Dec. 1, 2011    Oct. 1, 2009
     Conversion Price         $   13.30        $  17.00        $   16.50         $  21.00        $   20.25

     Liability component      $  52,722        $ 28,662        $  56,802         $ 47,444        $  71,631     $   257,261
     Equity component             2,278           1,338            3,198            2,556            3,369          12,739
---------------------------------------------------------------------------------------------------------------------------
     Gross proceeds              55,000          30,000           60,000           50,000           75,000         270,000
     Issuance costs              (2,495)         (1,444)          (2,588)          (2,190)          (3,190)        (11,907)
---------------------------------------------------------------------------------------------------------------------------
     NET PROCEEDS             $  52,505        $ 28,556        $  57,412         $ 47,810        $  71,810     $   258,093
===========================================================================================================================

     The balance of debentures outstanding at June 30, 2005 and changes in the liability and equity components during the six month period then ended are as follows:

                                  10.00%         9.00%             8.25%            7.75%          7.50%            TOTAL
---------------------------------------------------------------------------------------------------------------------------
     Debentures outstanding     $  3,169       $  9,579        $  11,445         $ 49,835        $  69,853     $   143,881
     Liability component
      Balance at Dec. 31, 2004  $  3,923       $ 10,388        $  12,237         $ 45,548        $  64,337     $   136,433
      Accretion of discount           30             88              107              306              569           1,100
      Converted to Trust Units      (912)        (1,435)          (1,658)            (151)            (122)         (4,278)
---------------------------------------------------------------------------------------------------------------------------
     BALANCE AT JUNE 30, 2005   $  3,041       $  9,041        $  10,686         $ 45,703        $  64,784     $   133,255
---------------------------------------------------------------------------------------------------------------------------
     Equity component
      Balance at Dec. 31, 2004  $    163       $    472        $     675         $  2,444        $   3,010     $     6,764
      Converted to Trust Units       (38)           (65)             (91)              (8)              (6)           (208)
---------------------------------------------------------------------------------------------------------------------------
     BALANCE AT JUNE 30, 2005   $    125       $    407        $     584         $  2,436        $   3,004     $     6,556
===========================================================================================================================

     During the six months ended June 30, 2005 $4,569,000 debentures were converted resulting in the issuance of 284,727 Advantage Trust Units.

5.   EXCHANGEABLE SHARES

                                                                          NUMBER OF SHARES                   AMOUNT
---------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                              1,450,030                   $    30,842
     Converted to Trust Units                                                 (1,339,614)                      (28,576)
     Non-controlling interest in net income                                            -                           135
---------------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2005                                                    110,416                   $     2,401
===========================================================================================================================

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.08317 at June 30, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares are not publicly traded. However,

ADVANTAGE ENERGY INCOME FUND                                        PAGE 7 OF 8


     holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

     Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date.

6.   UNITHOLDERS' EQUITY
     (i) UNITHOLDERS' CAPITAL
     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued

                                                                           NUMBER OF UNITS                AMOUNT
--------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004 (restated - note 1)                         49,674,783               $    515,544
     2004 non-cash performance incentive                                         763,371                     16,570
     Issued on conversion of debentures                                          284,727                      4,486
     Issued on conversion of exchangeable shares                               1,367,604                     28,576
     Issued for cash, net of costs                                             5,250,000                    107,616
--------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2005                                                 57,340,485               $    672,792
====================================================================================================================

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     (c) Trust Units Rights Incentive Plan

                                                            SERIES A                                 SERIES B
                                                    NUMBER            PRICE                 NUMBER              PRICE
-----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                   85,000          $    5.05                225,000         $   16.75
     Reduction of exercise price                         -              (1.62)                     -             (1.62)
-----------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2005                       85,000          $    3.43                225,000         $   15.13
=======================================================================================================================

     The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

ADVANTAGE ENERGY INCOME FUND                                        PAGE 8 OF 8

                                                        THREE             THREE              SIX              SIX
                                                    MONTHS ENDED      MONTHS ENDED      MONTHS ENDED     MONTHS ENDED
     PRO FORMA RESULTS                              JUNE 30, 2005     JUNE 30, 2004     JUNE 30, 2005    JUNE 30, 2004
-------------------------------------------------------------------------------------------------------------------------
                                                                   (restated - note 1)                (restated - note 1)
     Net income as reported                          $    26,537       $    9,770       $    30,552       $    14,218
     Less compensation expense (recovery)
         for rights issued in 2002                          (145)              42              (292)              233
-------------------------------------------------------------------------------------------------------------------------
     Pro Forma net income                            $    26,682       $    9,728       $    30,844       $    13,985
-------------------------------------------------------------------------------------------------------------------------

     Net income per Trust Unit - basic and diluted
         As reported                                 $      0.46       $     0.25       $      0.55       $      0.37
         Pro Forma                                   $      0.46       $     0.25       $      0.55       $      0.36
-------------------------------------------------------------------------------------------------------------------------


7.   FINANCIAL INSTRUMENTS

     As at June 30, 2005 the Fund has the following hedges in place:

     DESCRIPTION OF HEDGE                     TERM                         VOLUME                      AVERAGE PRICE
----------------------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price                  April to October 2005             34,123 mcf/d                   Cdn$7.45/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$6.86/mcf
                                                                                              Ceiling  Cdn$8.18/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$7.02/mcf
                                                                                              Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price                 April to September 2005            1,750 bbls/d                   US$52.11/bbl
         Collar                       April to October 2005             1,750 bbls/d            Floor  US$47.00/bbl
                                                                                              Ceiling  US$56.75/bbl

     As at June 30, 2005 the settlement value of the hedges outstanding was approximately $1.3 million and has been charged to income as an unrealized hedging loss.

8.   PERFORMANCE INCENTIVE
     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. During interim periods no amount is paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2005 opening Unit price was $21.71 and cash distributions for the six months ended June 30, 2005 amounted to $1.62 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. No performance fee has been accrued for the period as the total annual return was less than the 8% prorated threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.